LORRAINE YOUNG FCIS
COMPANY SECRETARY

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6030
FAX +44 (0)20 7659 6001
EMAIL lorraine.young@brambles.com

23 April 2002

02028806

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 0 8 2002
WASH. D.C. 164 SECTION

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Lorraine Young
Company Secretary

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

dlw 5/8

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

19 April 2002

12) Total holding following this notification

101,665,252

13) Total percentage holding of issued class following this notification

14.05%

14) Any additional information

The notice relates to the increase in the holding of Capital International Limited from 1.67% to 2.08%.

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification 19 April 2002

Details of Registered Holders

Capital Guardian Trust Company		4.94%
State Street Nominees Limited	5,724,200	
Bank of New York Nominees	778,081	
Chase Nominees Limited	14,966,528	
BT Globenet Nominees Limited	197,000	
Midland Bank plc	6,232,400	
Bankers Trust	1,634,800	
Barclays Bank, Barclays Global Securities Services	667,300	
Citibank London	468,359	
Nortrust Nominees	4,466,500	
Royal Bank of Scotland	21,200	
MSS Nominees Limited	50,000	
Citibank NA	28,000	
ROY Nominees Limited	40,500	
Mellon Nominees (UK) Limited	477,790	
Total	35,752,658	

Capital International Limited		2.08%
State Street Nominees Limited	608,681	
Bank of New York Nominees	1,715,691	
Chase Nominees Limited	3,185,438	
Midland Bank plc	307,400	
Bankers Trust	3,011,269	
Barclays Bank, Barclays Global Securities Services	198,700	
Citibank London	104,726	
Morgan Guaranty	264,645	
Nortrust Nominees	2,912,396	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	253,186	
Lloyds Bank	80,400	

Citibank NA	42,600	
Deutsche Bank AG	458,100	
HSBC Bank plc	711,900	
Northern Trust AVFC	220,400	
KAS UK	48,215	
Mellon Nominees (UK) Limited	299,000	
Bank One London	298,180	
Clydesdale Bank plc	95,700	
Total	15,050,127	
Capital International S.A.		1.44%
State Street Nominees Limited	344,200	
Bank of New York Nominees	68,800	
Chase Nominees Limited	4,284,654	
Credit Suisse London Branch	83,000	
Midland Bank plc	1,298,100	
Barclays Bank, Barclays Global Securities Services	880,400	
Nortrust Nominees	23,700	
Morgan Stanley	26,500	
Royal Bank of Scotland	2,409,626	
State Street Bank & Trust Co.	35,000	
National Westminster Bank	213,300	
Lloyds Bank	44,956	
RBSTB Nominees Limited	135,200	
Citibank NA	53,300	
Deutsche Bank AG	347,900	
HSBC Bank plc	189,140	
Total	10,437,776	
Capital International Inc		0.10%
State Street Nominees Limited	145,698	
Bank of New York Nominees	31,200	
Midland Bank plc	35,500	
Deutsche Bank Mannheim	45,000	
Bankers Trust	19,000	
Citibank London	14,300	
Nortrust Nominees	290,000	
State Street Bank & Trust Co	82,000	
Deutsche Bank AG	30,000	
Total	692,698	
Capital Research and Management Company		5.49%
State Street Nominees Limited	4,031,993	
Chase Nominees Limited	35,700,000	
Total	39,731,993	

Europe Pacific Growth Fund	4.38%	31,700,000

BRAMBLES INDUSTRIES PLC
HOLDING IN COMPANY

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited.

Authorised by: Lorraine Young, Company Secretary
Tel: 020 7659 6020

Contact Sandra Walters
Tel 020 7659 6039

Form 603
Corporations Act
Section 671B

Notice of initial substantial holder

To: **Brambles Industries Limited**
Lv 40, Gateway
1 Macquarie Place
Sydney NSW 2000

ABN 22 000 129 868

To: **Australian Stock Exchange Limited**

1. Details of substantial holder

Name and ABN Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group") became a substantial holder in the Brambles Industries Limited/Brambles Industries PLC dual listed company on **17 Apr 2002.**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary shares in Brambles Industries Limited	8,937,937	8,937,937	0.53%
Ordinary shares in Brambles Industries Limited in which a derivative interest is held	n/a	2,584,235	0.15%
Ordinary shares in Brambles Industries PLC	88,853,825	88,853,825	5.27%
			5.95%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities (ordinary shares unless stated)
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as investment manager. Exercise of voting and disposal powers is subject to any client directions. Each holding company of Deutsche Asset Management (Australia) Limited, including Deutsche Bank, is deemed to have the same relevant interest.	2,129,259 Brambles Industries Limited
Deutsche Investment Australia Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as investment manager. Exercise of voting and disposal powers is subject to any client directions. Each holding company of Deutsche Investment Australia Limited, including Deutsche Bank, is deemed to have the same relevant interest.	4,427,086 Brambles Industries Limited
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as stockbroker and in various other related capacities. Each holding company of Deutsche Securities Australia Limited, including Deutsche Bank, is deemed to have the same relevant interest.	2,584,235 Brambles Industries Limited ordinary shares in which a derivative interest is held 3,000,000 Brambles Industries PLC
Deutsche Asset Management Limited or other foreign member of the Deutsche Bank Group and each of their holding companies in the Deutsche Bank Group.	In its capacity as investment manager, stockbroker or in various other related capacities. Each holding company of the relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	2,381,592 Brambles Industries Limited 85,853,825 Brambles Industries PLC

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares/units unless stated)
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	Chase Manhattan Nominees Limited	Stichting Bedrijfspensioenfonds voor de Bouwnijverheid	143,909 Brambles Industries Ltd
	Chase Manhattan Nominees Ltd	SAS Trustee Corporation, as trustee of certain superannuation schemes under the Superannuation Administration Act	314,271 Brambles Industries Ltd
	Cogent Nominees Pty Ltd	Anglican Retirement Villages Diocese of Sydney	918 Brambles Industries Ltd

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares/units unless stated)
	Deutsche Global Securities Services Australia Pty Limited	Stitching Pensioen voor de Woningcorporaties	24,159 Brambles Industries Ltd
	National Nominees Limited	Deutsche Asset Management Life & Pensions Ltd	142,022 Brambles Industries Ltd
	National Nominees Ltd	Deutsche International Custodial Services (Ireland) Ltd as trustee of Deutsche Pacific Fund	1,369,216 Brambles Industries Ltd
	Perpetual Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Core Australian Equities Fund	2,203 Brambles Industries Ltd
	Westpac Custodian Nominees Ltd	Government of Singapore Investment Corporation Pte Ltd	117,061 Brambles Industries Ltd
	Not available at time of filing.	Not available at time of filing.	15,500 Brambles Industries Ltd
Deutsche Investments Australia Limited and each of its holding companies in the Deutsche Bank Group.	Cogent Nominees Pty Ltd	Zurich Australian Workers Compensation Limited for the WorkCover Scheme Statutory Fund Investments	113,676 Brambles Industries Ltd
	Cogent Nominees Pty Ltd	Zurich Investment Management Limited as Investment Manager for Catholic Schools Superannuation Fund (NSW/ACT)	95,798 Brambles Industries Ltd
	JP Morgan Custodial Services Pty Ltd	Zurich Investment Management Limited as Responsible Entity for ZIM Unit Trusts	721,964 Brambles Industries Ltd
	Zurich Australia Limited	Zurich Australia Limited	3,198,930 Brambles Industries Ltd
	Zurich Australian Insurance Limited	Zurich Australian Insurance Limited	296,718 Brambles Industries Ltd
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	Pan Australian Nominees Pty Ltd	Pan Australian Nominees Pry Ltd	3,000,000 Brambles Industries PLC
	Pan Australian Nominees Pty Ltd	Not applicable	2,584,235 Brambles Industries Limited ordinary shares in which a derivative interest is held

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares/units unless stated)
Deutsche Asset Management Limited or other foreign member of the Deutsche Bank Group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing.	Not available at time of filing.	2,381,592 Brambles Industries Ltd 85,853,825 Brambles Industries PLC

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is set out in Schedule 1 to this notice.

6. Associates

The Deutsche Bank Group completed the acquisition of the Zurich Scudder Investments Group on 5 April 2002.

7. Addresses

The address of persons named in this notice:

Name	**Address**
Deutsche Bank Group	C/- Level 18, 225 George Street, Sydney, New South Wales, 2000.

Signature

Name Roger Selby

Date 19 Apr 2002

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans, Number	Trans, Price
DEUTSCHE SECURITITES	BIL	ORD	18-Dec-01	B	5,038	9.5600
DEUTSCHE SECURITITES	BIL	ORD	19-Dec-01	B	2,998	9.6800
DEUTSCHE SECURITITES	BIL	ORD	19-Dec-01	B	5,000	9.6800
DEUTSCHE SECURITITES	BIL	ORD	19-Dec-01	B	338,142	9.6861
DEUTSCHE SECURITITES	BIL	ORD	20-Dec-01	B	6,543	9.7228
DEUTSCHE SECURITITES	BIL	ORD	21-Dec-01	B	2,945	9.9949
DEUTSCHE SECURITITES	BIL	ORD	21-Dec-01	B	23,736	10.1491
DEUTSCHE SECURITITES	BIL	ORD	21-Dec-01	B	25,630	10.0425
DEUTSCHE SECURITITES	BIL	ORD	24-Dec-01	B	2,000	10.1100
DEUTSCHE SECURITITES	BIL	ORD	24-Dec-01	B	10,000	10.1500
DEUTSCHE SECURITITES	BIL	ORD	31-Dec-01	B	20,000	10.3950
DEUTSCHE SECURITITES	BIL	ORD	31-Dec-01	B	71,612	10.4000
DEUTSCHE SECURITITES	BIL	ORD	31-Dec-01	B	79,000	10.4000
DEUTSCHE SECURITITES	BIL	ORD	03-Jan-02	B	5,000	10.1800
DEUTSCHE SECURITITES	BIL	ORD	03-Jan-02	B	7,000	10.3300
DEUTSCHE SECURITITES	BIL	ORD	03-Jan-02	B	16,000	10.0881
DEUTSCHE SECURITITES	BIL	ORD	04-Jan-02	B	2,108	10.1800
DEUTSCHE SECURITITES	BIL	ORD	07-Jan-02	B	25,000	10.4775
DEUTSCHE SECURITITES	BIL	ORD	08-Jan-02	B	649	10.7100
DEUTSCHE SECURITITES	BIL	ORD	08-Jan-02	B	85,158	10.6123
DEUTSCHE SECURITITES	BIL	ORD	09-Jan-02	B	6,203	10.8000
DEUTSCHE SECURITITES	BIL	ORD	09-Jan-02	B	50,000	10.7500
DEUTSCHE SECURITITES	BIL	ORD	11-Jan-02	B	9,137	10.3967
DEUTSCHE SECURITITES	BIL	ORD	14-Jan-02	B	3,000	10.6600
DEUTSCHE SECURITITES	BIL	ORD	15-Jan-02	B	1	10.6400
DEUTSCHE SECURITITES	BIL	ORD	15-Jan-02	B	28,700	10.5951
DEUTSCHE SECURITITES	BIL	ORD	15-Jan-02	B	100,000	10.5928
DEUTSCHE SECURITITES	BIL	ORD	16-Jan-02	B	1,967	10.5100
DEUTSCHE SECURITITES	BIL	ORD	16-Jan-02	B	200,000	10.4000
DEUTSCHE SECURITITES	BIL	ORD	17-Jan-02	B	9,000	10.1800
DEUTSCHE SECURITITES	BIL	ORD	17-Jan-02	B	10,000	10.1800
DEUTSCHE SECURITITES	BIL	ORD	17-Jan-02	B	79,000	10.6967
DEUTSCHE SECURITITES	BIL	ORD	18-Jan-02	B	24,900	10.1857
DEUTSCHE SECURITITES	BIL	ORD	22-Jan-02	B	1,000	10.1400
DEUTSCHE SECURITITES	BIL	ORD	23-Jan-02	B	3,640	10.1852
DEUTSCHE SECURITITES	BIL	ORD	23-Jan-02	B	23,320	9.9701
DEUTSCHE SECURITITES	BIL	ORD	23-Jan-02	B	50,000	10.1487
DEUTSCHE SECURITITES	BIL	ORD	23-Jan-02	B	50,585	10.0800
DEUTSCHE SECURITITES	BIL	ORD	24-Jan-02	B	96,000	10.1871
DEUTSCHE SECURITITES	BIL	ORD	24-Jan-02	B	270,832	10.2289
DEUTSCHE SECURITITES	BIL	ORD	29-Jan-02	B	414,008	10.1010
DEUTSCHE SECURITITES	BIL	ORD	30-Jan-02	B	5,100	9.9700
DEUTSCHE SECURITITES	BIL	ORD	30-Jan-02	B	60,000	9.9700
DEUTSCHE SECURITITES	BIL	ORD	30-Jan-02	B	70,000	9.9629
DEUTSCHE SECURITITES	BIL	ORD	31-Jan-02	B	70,571	9.7803
DEUTSCHE SECURITITES	BIL	ORD	31-Jan-02	B	99,930	9.8410
DEUTSCHE SECURITITES	BIL	ORD	31-Jan-02	B	100,000	9.8700
DEUTSCHE SECURITITES	BIL	ORD	01-Feb-02	B	8,600	9.5735
DEUTSCHE SECURITITES	BIL	ORD	01-Feb-02	B	200,000	9.5650
DEUTSCHE SECURITITES	BIL	ORD	04-Feb-02	B	5,000	9.6200
DEUTSCHE SECURITITES	BIL	ORD	05-Feb-02	B	2,200	9.5200
DEUTSCHE SECURITITES	BIL	ORD	05-Feb-02	B	5,753	9.6026
DEUTSCHE SECURITITES	BIL	ORD	06-Feb-02	B	1	9.5400

Group Name	ASX	Stock	Trade Date	Trans Type	Trans, Number	Trans, Price
DEUTSCHE SECURITITES	BIL	ORD	06-Feb-02	B	28,262	9.6300
DEUTSCHE SECURITITES	BIL	ORD	07-Feb-02	B	1,000	9.7200
DEUTSCHE SECURITITES	BIL	ORD	07-Feb-02	B	20,047	9.7693
DEUTSCHE SECURITITES	BIL	ORD	12-Feb-02	B	266,100	9.6508
DEUTSCHE SECURITITES	BIL	ORD	15-Feb-02	B	744	9.7100
DEUTSCHE SECURITITES	BIL	ORD	15-Feb-02	B	32,000	9.6100
DEUTSCHE SECURITITES	BIL	ORD	15-Feb-02	B	65,000	9.5700
DEUTSCHE SECURITITES	BIL	ORD	18-Feb-02	B	84,830	9.5889
DEUTSCHE SECURITITES	BIL	ORD	19-Feb-02	B	30,000	9.5300
DEUTSCHE SECURITITES	BIL	ORD	20-Feb-02	B	1,943	9.2900
DEUTSCHE SECURITITES	BIL	ORD	20-Feb-02	B	6,700	9.3400
DEUTSCHE SECURITITES	BIL	ORD	20-Feb-02	B	32,000	9.3200
DEUTSCHE SECURITITES	BIL	ORD	21-Feb-02	B	1	9.1500
DEUTSCHE SECURITITES	BIL	ORD	21-Feb-02	B	2,998	9.1734
DEUTSCHE SECURITITES	BIL	ORD	21-Feb-02	B	10,000	9.1600
DEUTSCHE SECURITITES	BIL	ORD	21-Feb-02	B	25,000	9.1700
DEUTSCHE SECURITITES	BIL	ORD	21-Feb-02	B	200,000	9.3000
DEUTSCHE SECURITITES	BIL	ORD	22-Feb-02	B	5	8.8860
DEUTSCHE SECURITITES	BIL	ORD	22-Feb-02	B	3,175	8.9200
DEUTSCHE SECURITITES	BIL	ORD	22-Feb-02	B	6,350	8.9098
DEUTSCHE SECURITITES	BIL	ORD	22-Feb-02	B	58,553	8.9053
DEUTSCHE SECURITITES	BIL	ORD	22-Feb-02	B	175,000	8.8914
DEUTSCHE SECURITITES	BIL	ORD	22-Feb-02	B	272,000	8.9206
DEUTSCHE SECURITITES	BIL	ORD	22-Feb-02	B	286,905	8.9100
DEUTSCHE SECURITITES	BIL	ORD	25-Feb-02	B	1,415	8.8200
DEUTSCHE SECURITITES	BIL	ORD	25-Feb-02	B	10,983	8.8154
DEUTSCHE SECURITITES	BIL	ORD	25-Feb-02	B	28,763	8.7348
DEUTSCHE SECURITITES	BIL	ORD	25-Feb-02	B	35,000	8.8743
DEUTSCHE SECURITITES	BIL	ORD	26-Feb-02	B	30,000	8.8333
DEUTSCHE SECURITITES	BIL	ORD	26-Feb-02	B	50,000	8.8100
DEUTSCHE SECURITITES	BIL	ORD	26-Feb-02	B	190,000	8.8600
DEUTSCHE SECURITITES	BIL	ORD	27-Feb-02	B	4,606	8.8500
DEUTSCHE SECURITITES	BIL	ORD	27-Feb-02	B	10,000	8.9963
DEUTSCHE SECURITITES	BIL	ORD	27-Feb-02	B	53,498	8.9298
DEUTSCHE SECURITITES	BIL	ORD	28-Feb-02	B	1	9.1300
DEUTSCHE SECURITITES	BIL	ORD	28-Feb-02	B	5,604	9.0740
DEUTSCHE SECURITITES	BIL	ORD	28-Feb-02	B	7,000	9.1729
DEUTSCHE SECURITITES	BIL	ORD	28-Feb-02	B	10,000	9.2000
DEUTSCHE SECURITITES	BIL	ORD	28-Feb-02	B	76,790	8.9789
DEUTSCHE SECURITITES	BIL	ORD	01-Mar-02	B	2	9.5000
DEUTSCHE SECURITITES	BIL	ORD	01-Mar-02	B	25,001	9.3860
DEUTSCHE SECURITITES	BIL	ORD	01-Mar-02	B	32,629	9.4477
DEUTSCHE SECURITITES	BIL	ORD	01-Mar-02	B	50,000	9.4000
DEUTSCHE SECURITITES	BIL	ORD	01-Mar-02	B	121,147	9.4111
DEUTSCHE SECURITITES	BIL	ORD	01-Mar-02	B	247,370	9.4468
DEUTSCHE SECURITITES	BIL	ORD	04-Mar-02	B	25,000	9.7700
DEUTSCHE SECURITITES	BIL	ORD	04-Mar-02	B	53,400	9.8263
DEUTSCHE SECURITITES	BIL	ORD	04-Mar-02	B	245,000	9.7931
DEUTSCHE SECURITITES	BIL	ORD	04-Mar-02	B	987,461	9.7936
DEUTSCHE SECURITITES	BIL	ORD	05-Mar-02	B	29,999	9.9233
DEUTSCHE SECURITITES	BIL	ORD	05-Mar-02	B	45,000	9.9833
DEUTSCHE SECURITITES	BIL	ORD	05-Mar-02	B	93,460	9.8553
DEUTSCHE SECURITITES	BIL	ORD	06-Mar-02	B	35,000	9.8114
DEUTSCHE SECURITITES	BIL	ORD	06-Mar-02	B	45,000	9.8278
DEUTSCHE SECURITITES	BIL	ORD	06-Mar-02	B	72,596	9.8008
DEUTSCHE SECURITITES	BIL	ORD	06-Mar-02	B	90,000	9.8898

Group Name	ASX	Stock	Trade Date	Trans Type	Trans, Number	Trans, Price
DEUTSCHE SECURITITES	BIL	ORD	07-Mar-02	B	40,000	9.9738
DEUTSCHE SECURITITES	BIL	ORD	07-Mar-02	B	350,000	9.9471
DEUTSCHE SECURITITES	BIL	ORD	08-Mar-02	B	25,000	9.9200
DEUTSCHE SECURITITES	BIL	ORD	08-Mar-02	B	87,000	9.9815
DEUTSCHE SECURITITES	BIL	ORD	11-Mar-02	B	4,157	10.0900
DEUTSCHE SECURITITES	BIL	ORD	11-Mar-02	B	12,946	10.0000
DEUTSCHE SECURITITES	BIL	ORD	12-Mar-02	B	25,726	9.8359
DEUTSCHE SECURITITES	BIL	ORD	12-Mar-02	B	32,000	9.7500
DEUTSCHE SECURITITES	BIL	ORD	15-Mar-02	B	9	9.7011
DEUTSCHE SECURITITES	BIL	ORD	15-Mar-02	B	361	9.8500
DEUTSCHE SECURITITES	BIL	ORD	15-Mar-02	B	6,500	9.9131
DEUTSCHE SECURITITES	BIL	ORD	15-Mar-02	B	15,000	9.7500
DEUTSCHE SECURITITES	BIL	ORD	15-Mar-02	B	50,000	9.8207
DEUTSCHE SECURITITES	BIL	ORD	15-Mar-02	B	200,000	9.8241
DEUTSCHE SECURITITES	BIL	ORD	18-Mar-02	B	46,800	9.7309
DEUTSCHE SECURITITES	BIL	ORD	18-Mar-02	B	134,654	9.7227
DEUTSCHE SECURITITES	BIL	ORD	18-Mar-02	B	241,498	9.7022
DEUTSCHE SECURITITES	BIL	ORD	19-Mar-02	B	638	9.8700
DEUTSCHE SECURITITES	BIL	ORD	19-Mar-02	B	10,000	9.9400
DEUTSCHE SECURITITES	BIL	ORD	19-Mar-02	B	35,000	9.7500
DEUTSCHE SECURITITES	BIL	ORD	20-Mar-02	B	10,000	10.0400
DEUTSCHE SECURITITES	BIL	ORD	22-Mar-02	B	10,000	9.9700
DEUTSCHE SECURITITES	BIL	ORD	22-Mar-02	B	25,000	9.9875
DEUTSCHE SECURITITES	BIL	ORD	25-Mar-02	B	10,000	9.9200
DEUTSCHE SECURITITES	BIL	ORD	26-Mar-02	B	6,000	9.6800
DEUTSCHE SECURITITES	BIL	ORD	26-Mar-02	B	31,400	9.5590
DEUTSCHE SECURITITES	BIL	ORD	26-Mar-02	B	200,000	9.5500
DEUTSCHE SECURITITES	BIL	ORD	27-Mar-02	B	224,000	9.4844
DEUTSCHE SECURITITES	BIL	ORD	28-Mar-02	B	1	9.4400
DEUTSCHE SECURITITES	BIL	ORD	28-Mar-02	B	39,800	9.4300
DEUTSCHE SECURITITES	BIL	ORD	28-Mar-02	B	200,000	9.4400
DEUTSCHE SECURITITES	BIL	ORD	02-Apr-02	B	5,000	9.5500
DEUTSCHE SECURITITES	BIL	ORD	03-Apr-02	B	13,702	9.7355
DEUTSCHE SECURITITES	BIL	ORD	04-Apr-02	B	10,479	9.6707
DEUTSCHE SECURITITES	BIL	ORD	04-Apr-02	B	25,000	9.6900
DEUTSCHE SECURITITES	BIL	ORD	05-Apr-02	B	3,000	9.6200
DEUTSCHE SECURITITES	BIL	ORD	05-Apr-02	B	6,000	9.6200
DEUTSCHE SECURITITES	BIL	ORD	09-Apr-02	B	30,000	9.5667
DEUTSCHE SECURITITES	BIL	ORD	09-Apr-02	B	30,000	9.5000
DEUTSCHE SECURITITES	BIL	ORD	10-Apr-02	B	78,000	9.5300
DEUTSCHE SECURITITES	BIL	ORD	11-Apr-02	B	5,000	9.7500
DEUTSCHE SECURITITES	BIL	ORD	11-Apr-02	B	51,000	9.7387
DEUTSCHE SECURITITES	BIL	ORD	11-Apr-02	B	273,927	9.7039
DEUTSCHE SECURITITES	BIL	ORD	12-Apr-02	B	2,508	9.5700
DEUTSCHE SECURITITES	BIL	ORD	12-Apr-02	B	26,073	9.6500
DEUTSCHE SECURITITES	BIL	ORD	15-Apr-02	B	10,000	9.6000
DEUTSCHE SECURITITES	BIL	ORD	15-Apr-02	B	37,900	9.6076
DEUTSCHE SECURITITES	BIL	ORD	16-Apr-02	B	10,000	9.8500
DEUTSCHE SECURITITES	BIL	ORD	16-Apr-02	B	90,000	9.6800
DEUTSCHE SECURITITES	BIL	ORD	16-Apr-02	B	216,598	9.7725
DEUTSCHE SECURITITES	BIL	ORD	17-Apr-02	B	3,000	10.0100
DEUTSCHE SECURITITES	BIL	Various trades in options over 1,013,789 ordinary shares				
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	27-Dec-01	B	1,621	10.3928
DEUTSCHE ASSET	BIL	ORD	27-Dec-01	B	96,338	10.3928

Group Name	ASX	Stock	Trade Date	Trans Type	Trans, Number	Trans, Price
MANAGEMENT						
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	14-Jan-02	B	374,000	10.7388
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	15-Jan-02	B	45,472	10.5956
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	16-Jan-02	B	49,000	10.4578
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	22-Jan-02	B	14,000	10.3000
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	23-Jan-02	B	3,093	10.1700
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	29-Jan-02	B	2,418	10.1107
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	29-Jan-02	B	2,412	10.1107
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	29-Jan-02	B	31,270	10.1107
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	07-Feb-02	B	60,000	9.7622
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	20-Mar-02	B	15,500	10.0068
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	20-Mar-02	B	15,500	10.0068
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	17-Apr-02	B	5,064	9.9911
DEUSTSCHE INVESTMENTS AUST	BIL	ORD	05-Apr-02	Acquisition by the Deutsche Bank Group of the Zurich Scudder Investments Group	7,304,503	Not applicable

Group Name	LSE	Stock	Trade Date	Trans Type	Trans, Number	Trans, Price
DEUTSCHE SECURITIES	BI	ORD	04-Mar-02	B	400,000	8.2773
DEUTSCHE SECURITIES	BI	ORD	20-Mar-02	B	296,452	9.3863
DEUTSCHE SECURITIES	BI	ORD	21-Mar-02	B	303,548	9.3445